August 23, 2005

Ms. Marilyn Beaubien
Gener8xion Entertainment, Inc.
3400 W. Cahuenga Blvd.
Hollywood, CA 90068

Re: Gener8xion Entertainment, Inc.
**   Form 10-KSB for the year ended October 31, 2004**
**   Commission File Number: 000-15382**

Dear Ms. Beaubien:

We have reviewed your July 17, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * *

1. As discussed in our earlier telephone conversation, we have reviewed your most recent response. Based upon that review, it is our position that the fair value of the shares received by Mr. Crouch under the employment agreement should be recorded as compensation and valued at your best estimate. Based upon the trading prices of your shares and the fact that Mr. Crouch obtained control of the company, fair value appears to fall into a range of between $0.03 and $0.20 per share. In no event do we believe that the fair value should be estimated at less than the $0.03 per share valuation established in Section 3.3 of the Employment Agreement. While we agree with your conclusion that economic substance should be considered in recording these transactions, based upon the facts and circumstances, we believe that the service agreement clearly has value that should be reflected. Please revise your financial statements accordingly. Your amended filings should include note disclosures in conformity with paragraph 37 of APB 20.

   As a related matter, we understand from previous discussions, that the employment agreement is not difficult to terminate without significant penalty. Therefore, it appears that its value should be immediately expensed. However, if you have reason to believe that Mr.

Crouch is likely to retain the position for at least one year, we would not object if you prefer to amortize the charges over a period not greater than one year with accompanying disclosure of the reasons for that determination.

* * * * * * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief